Exhibit 99.2

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING CANETIC RESOURCES TRUST, PENN WEST ENERGY TRUST, CANETIC RESOURCES INC., CANETIC APF LIMITED PARTNERSHIP, CANETIC SASKATCHEWAN TRUST, CANETIC SR PARTNERSHIP, TREND ENERGY INC., 1167639 ALBERTA LTD., 1141702 ALBERTA LTD., 990009 ALBERTA INC., PENN WEST CANETIC ACQUISITION LTD., PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD., TROCANA RESOURCES INC., CERTAIN OTHER INDIRECT WHOLLY-OWNED SUBSIDIARIES OF CANETIC RESOURCES TRUST AND PENN WEST ENERGY TRUST, AND THE UNITHOLDERS OF CANETIC RESOURCES TRUST

THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, CIBC MELLON TRUST COMPANY.  IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL AND ELECTION FORM
FOR REGISTERED UNITHOLDERS OF CANETIC RESOURCES TRUST

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form.

TO:                      CANETIC RESOURCES TRUST
TO:                      PENN WEST ENERGY TRUST
AND TO:            CIBC MELLON TRUST COMPANY, AS DEPOSITARY

This Letter of Transmittal and Election Form is for use by registered holders ("Canetic Unitholders") of trust units ("Canetic Units") of Canetic Resources Trust ("Canetic") in connection with the proposed arrangement ("Arrangement") involving Canetic, Penn West Energy Trust ("Penn West"), Canetic Resources Inc. ("CRI"), Penn West Petroleum Ltd. ("PWPL"), certain other indirect wholly-owned subsidiaries of Canetic and Penn West, and Canetic Unitholders pursuant to an Arrangement Agreement dated effective October 30, 2007, the full text of which is set out in the Information Circular and Proxy Statement (the "Information Circular") of Canetic dated November 30, 2007.  Pursuant to the Arrangement, Canetic Unitholders will receive, for each Canetic Unit held, 0.515 of a trust unit ("Penn West Unit") of Penn West.

Capitalized terms used, but not defined in this Letter of Transmittal and Election Form, shall have the meanings given to them in the Information Circular.

A Canetic Unitholder may elect to have the exchange of their Canetic Units for Penn West Units pursuant to the Arrangement carried out as a taxable exchange for Canadian federal income tax purposes by making the election in Part II of this Letter of Transmittal and Election Form.  However, in order to make this election, this Letter of Transmittal and Election Form must be received by the Depositary by 4:30 p.m. (Calgary Time) on Monday, January 7, 2008 or the second Business Day before any adjournment of the Meeting (the "Election Deadline").  Holders of Canetic Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of this Letter of Transmittal and Election Form and the Instructions herein will be deemed to have elected to have their exchange of Canetic Units for Penn West Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.

Canetic Unitholders will not receive Penn West Units (or distributions on the Penn West Units after the Effective Date) until they submit the certificates for their Canetic Units to the Depositary along with a duly completed Letter of Transmittal and Election Form, and each certificate formerly representing Canetic Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive the Penn West Units (and any distributions thereon).

Canetic Unitholders whose Canetic Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Canetic Units.

PART I - DELIVERY AND EXCHANGE OF CANETIC UNITS

The undersigned delivers to you the enclosed certificate(s) representing Canetic Units to be exchanged for certificate(s) representing Penn West Units pursuant to and in accordance with the Arrangement described in the Information Circular.

Certificate Number(s)	Names in which Canetic Units are Registered	Number of Canetic Units Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my Canetic Unit certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

PART II - ELECTION OF CANADIAN FEDERAL INCOME TAX TREATMENT

The exchange of Canetic Units for Penn West Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Canetic Unitholders under Canadian federal income tax laws and is intended to qualify as a tax-free reorganization under U.S. federal income tax laws.  See "Certain Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" in the Information Circular.  However, a Canetic Unitholder may elect to have the exchange of their Canetic Units for Penn West Units pursuant to the Arrangement carried out as a taxable exchange for Canadian federal income tax purposes by making such election in the box below.  The election will not result in the exchange of Canetic Units for Penn West Units being treated as a taxable exchange for U.S. federal income tax purposes, and Canetic Unitholders resident in jurisdictions other than Canada or the U.S. should consult their own legal and tax advisors with respect to the tax consequences associated with this election. Beneficial holders of Canetic Units (i.e., Canetic Unitholders who hold their Canetic Units through a broker, financial institution or other nominee) who want to have their exchange of Canetic Units for Penn West Units to be carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Canetic Units are held to make the necessary arrangements.

If you wish to elect to have the exchange of your Canetic Units for Penn West Units pursuant to the Arrangement carried out as a taxable exchange that will give rise to a capital gain or capital loss under Canadian federal income tax laws, PLEASE CHECK THE BOX BELOW.

☐	The undersigned elects to have the exchange of Canetic Units for Penn West Units carried out as a taxable exchange under Canadian federal income tax laws.
Holders of Canetic Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of this Letter of Transmittal and Election Form and the Instructions herein will be deemed to have elected to have their exchange of Canetic Units for Penn West Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.

AUTHORIZATION

The undersigned:

1.
represents and warrants that the undersigned is the legal owner of the above listed Canetic Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificates;

2.	represents and warrants that all information provided by the undersigned is true, accurate and complete;

3.	represents and warrants that it is resident in the jurisdiction set out as "Address of Canetic Unitholder" on page 4;

4.	acknowledges receipt of the Information Circular;

5.
directs the Depositary to issue or cause to be issued the certificates representing the Penn West Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the certificates representing the Penn West Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under Special Issuance Instructions or Special Delivery Instructions on the following page;

6.
covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Canetic Units for certificates representing Penn West Units;

7.
acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

8.
by virtue of the execution of this Letter of Transmittal and Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Canetic Units deposited pursuant to the Arrangement will be determined by CRI and PWPL in their discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Canetic, CRI, Penn West, PWPL, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.

Unless otherwise indicated under "Special Issuance Instructions" or "Special Delivery Instructions" on the next page (in which case issuance or delivery should be made in accordance with those instructions), the certificates for the Penn West Units should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Canetic's register of Canetic Units).  If the Arrangement is not completed and the Arrangement Agreement is terminated or Canetic or CRI terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BOX A
SPECIAL ISSUANCE INSTRUCTIONS
(See Instruction 2)

To be completed only if the certificates for the Penn West Units are NOT to be issued in the name of the undersigned.
In the Name of _____________________________________________
(please print)
Address:

(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 2)

To be completed only if the certificates for the Penn West Units are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.
In the Name of _______________________________________________
(please print)
Address:

(include postal or zip code)

BOX C
HOLD FOR PICK-UP
☐Check here if the certificates for the Penn West Units are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

CANETIC UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instructions 3 and 4):	Dated: _____________________________, 200__
Authorized Signature of Guarantor	Signature of Canetic Unitholder or Authorized Representative (see Instructions 3 and 5)
Name of Guarantor (please print or type)
Address of Guarantor (please print or type)	Address of Canetic Unitholder
Telephone Number of Canetic Unitholder
Facsimile Number of Canetic Unitholder
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)
Name of Canetic Unitholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal and Election Form

(a)
This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Canetic Units and all other documents required by the terms of the Arrangement must be received by the Depositary at either of its offices specified on the back page of this document.

(b)
The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Canetic Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received.  It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained.  However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained.  Canetic Unitholders whose Canetic Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Canetic Units.

2.	Special Issuance and Delivery Instructions

The boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions", as applicable, should be completed if the certificates for the Penn West Units to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form; or (c) sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature.  See also Instruction 4 "Guarantee of Signatures" below.

3.	Signatures

This Letter of Transmittal and Election Form must be completed and signed by the holder of Canetic Units, or by such holder's duly authorized representative (in accordance with Instruction 5 "Fiduciaries, Representatives and Authorizations" below).

(a)
If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(b)
If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Canetic Units or if certificates representing Penn West Units are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 "Guarantee of Signatures" below.

4.	Guarantee of Signatures

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Canetic Units or if certificates representing Penn West Units are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Canetic Unitholders maintained by the transfer agent of Canetic, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act.  The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)
If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Canetic Units, additional certificate numbers and the number of Canetic Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b)	If Canetic Units are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits will be accepted.  All depositing Canetic Unitholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)
The holder of the Canetic Units covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)
Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depositary at either of its offices at the addresses listed on the back page of this document.

7.	Lost Certificates

If a Canetic Unit certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc. or to the Depositary
at the telephone numbers and locations set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone:

1-800-749-9890

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario  M5C 2K4

By Registered Mail, Hand or Courier

Calgary	Toronto

CIBC Mellon Trust Company 600, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1	CIBC Mellon Trust Company 199 Bay Street, Securities Level Commerce Court West Toronto, Ontario M5L 1G9
Inquiries

Toll Free Telephone:  1-800-387-0825
Telephone:  (416) 643-5500
E-mail:  inquiries@cibcmellon.com